Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings Private Wealth and Asset Management Limited

諾 亞 控 股 私 人 財 富 資 產 管 理 有 限 公 司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

VOLUNTARY ANNOUNCEMENT

NOAH HOLDINGS TO PURSUE PRIMARY LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED AND

BECOME DUAL-PRIMARY LISTED IN NEW YORK AND HONG KONG

Noah Holdings Private Wealth and Asset Management Limited (the “Company” or “Noah Holdings”) announces that the board of directors of the Company (the “Board”) has approved a motion to pursue the voluntary conversion to dual-primary listing (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to the Hong Kong Stock Exchange’s guidance letter HKEX-GL112-22. The Board also authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After completion of the Primary Conversion, the Company’s ordinary shares and American Depositary Shares will continue to be traded on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, and remain mutually fungible, as disclosed in the section headed “Information about this Document and the Global Offering” in the Company’s prospectus dated June 30, 2022.

The Primary Conversion is conditional upon and subject to, among others, the Company’s compliance with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company’s obtaining of the necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion to the extent required by the Listing Rules and other applicable laws and regulations as and when appropriate.

This announcement is for informational purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 10, 2022

As at the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Mr. Tze-Kaing Yang, Mr. Jinbo Yao and Ms. May Yihong Wu as independent directors.

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